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                                                               seabed-to-surface

         ACERGY S.A. ANNOUNCES THE PRICING OF US$500 MILLION CONVERTIBLE
                  NOTES DUE 2013 TO SUPPORT GROWTH INITIATIVES

London, England, September 11, 2006 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) ("Acergy", or the "Company") announces the pricing of its offering of US$ 500 million in principal amount of convertible notes due 2013 (the "Notes"). This amount includes the exercise of an option that Acergy had granted to the joint underwriters of the offering.

The proceeds of the issue will be used to fund Acergy's further upgrading and rejuvenation of its fleet and to provide a platform to support growth initiatives.

Acergy may also use part of the proceeds from the offering to purchase up to a maximum of 10% of the company's issued share capital, pursuant to the standing authorisation granted to the Board at the AGM on May 15, 2006 for a maximum aggregate consideration of US$300 million. Any such repurchases will be open market repurchases on the Oslo Stock Exchange. Acergy has not so far repurchased any shares, but may do so from today until August 31, 2007, unless prior to such date the aggregate number of shares repurchased reaches 10% of the issued share capital. Any shares repurchased will either be cancelled, subject to shareholder approval, or held as treasury shares to meet obligations arising under the Notes or any employee share option schemes.

The Notes which are to be issued by the Company are convertible into common shares of the Company, have an annual coupon of 2.25% and a Conversion Price of US$24.05 per Note, representing a conversion premium of 43% to the US$-equivalent of the volume weighted average share price during the marketing period of the Notes, and a 46% premium to the closing price on the Oslo Stock Exchange. The Company will have an option to call the Notes after 4 years and 14 days from the date of issue, should the price of the Company's common shares exceed 130% of the then prevailing conversion price over a specified period. The reference price of the Company's common shares has been set at NOK109.815 (the volume weighted average price for such shares during the marketing period of the Notes) and the exchange rate used to determine the number of shares underlying the Notes is NOK6.53/US$1.00. The Notes are initially convertible into 20,790,021 shares, representing approximately 10.7% of the existing issued share capital of the Company. The Notes will be issued at 100% of their principal amount and, unless previously redeemed, converted or cancelled, will mature in 2013.

The Notes are expected to be issued on or around October 11, 2006. It is intended that an application will be made for the Notes to be admitted to listing and to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

This announcement does not constitute or form part of an offer to sell or the solicitation of an offer to subscribe for any securities of Acergy.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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CONTACTS
Deborah Keedy / Julian Thomson
Acergy S.A.
UK +44 1932 773767 or +44 1932 773764
US +1 877 603 0267 (toll free)
deborah.keedy@acergy-group.com
julian.thomson@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

This announcement does not constitute or form part of an offer to sell, or the solicitation of an offer to subscribe for, any securities in Acergy to any person in the United States or in any jurisdiction to whom or in which such offer or solicitation is unlawful. None of the securities described herein have been or will be registered under the US Securities Act of 1933, as amended (the "Securities Act") or under the securities laws or with any securities regulatory authority of any state or other jurisdiction of the United States or of any province or territory of Australia, Canada or Japan. The securities described herein are being placed and sold only outside the United States to non-US persons in offshore transactions in reliance on Regulation S under the Securities Act. None of the securities described herein may be offered or sold in the United States or to, or for the benefit of, US persons absent an exemption from the applicable registration requirements of the Securities Act. There will be no public offer of the securities in the United States.

This announcement comprises only a summary of the terms and conditions of the intended offering (the "Offering") of the Notes by Acergy described herein and has been prepared for information and discussion purposes only. The information herein is indicative only and subject to change without notice and, although the indicative information set forth in this announcement is reflective of the terms of the Offering as at the time and date of this communication, under which Acergy believes an issuance of securities might be structured, no assurance can be given that such an issuance could in fact be executed, nor is Acergy obliged to issue such securities.

Any offer will be made by means of an institutional offer outside the United States pursuant to Regulation S under the Securities Act. The Offering and the distribution of this announcement and other information in connection with the Offering in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or to whom this announcement may otherwise be directed without contravention of section 21 of the Financial Services and Markets Act 2000 (all such persons together being referred to as "Relevant Persons"). This announcement is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this announcement relates is available only to Relevant Persons and will be engaged only with Relevant Persons. In addition, if and to the extent that this announcement is communicated in, or the offered securities to which it relates is made in, any EEA member state that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any member state, the "Prospectus Directive"), this announcement and the Offering are only addressed to and directed at persons in that member state who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that member state.

This announcement does not constitute or form part of an offer to sell or the solicitation of an offer to subscribe for any securities of Acergy. The securities mentioned herein have not been, and will not be, registered or listed in Norway.

Stabilisation

Acergy will appoint a stabilising manager who may, to the extent permitted by applicable laws and directives, over-allot and effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail but in doing so, such stabilising manager shall not act as agent of Acergy and any loss resulting from over-allotment and stabilisation will be borne, and any profit arising from them shall be retained, by that stabilising manager and any other underwriter of the Offering. Such stabilisation, if commenced, may be discontinued at any time and shall be in any event brought to an end after a limited period. There shall be no obligation on the stabilising manager to enter into any such transactions.

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: successful completion of the offering of the Notes; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.